Exhibit 4.61

AMENDMENT TO SENIOR SECURED PROMISSORY NOTE DUE JULY 31, 2023

FIRST AMENDMENT (“Amendment”) dated as of March 5, 2023 (the “Effective Date”) with respect to that certain Senior Secured Promissory Note due July 31, 2023 (“Secured Note” or the “Note”) (referred to as the “10% Secured Note due no later than July 31st 2023” in the Term Sheet, dated November 27, 2022 (“Term Sheet”)), and other documents related thereto (the Secured Note, Term Sheet and other documents related thereto, collectively, the “Promissory Note”), by and between Security Matters Limited (the “Maker” or the “Company”) and PMB Partners LP as a “Holder”. Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to such terms in the Promissory Note.

W I T N E S S E T H:

WHEREAS, pursuant to the Promissory Note, among other things, the Holder purchased a Note with a value of US$1,OOO,OOO (the “Note”); and

WHEREAS, Security Matters Limited and SMX (Security Matters) PLC have requested that Holder agrees to amend the maturity date of the Note, and Holder is willing to do so, on the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration the receipt and sufficiency of which is hereby acknowledged, the parties hereto hereby agree as follows:

Section l.	Amendments to the Promissory Note.

1.1	Maturity Date. The Promissory Note is hereby amended so that any payment of principal of the Note otherwise due or payable before May 31st, 2024, except for any Mandatory Prepayment under Section 1.12 below, shall be due on May 31, 2024. The amendment to all such payment dates shall be notwithstanding anything to the contrary in the name or designation of the Note and amends any document related to or referred in or contemplated by the Note (including any security granted in relations thereto) (collectively, the “Related Transaction Documents”).

1.2	Interest. Section 1.3 of the Promissory Note is deleted in its entirety and replaced with the following:

“1.3 Interest. Interest on the outstanding principal amount of this Note shall be an interest of 10% per annum, calculated on the basis of a 360-days calendar year, payable on the Maturity Date and/or upon Mandatory Prepayment . Notwithstanding the previous sentence, in the case of an Event of Default the Interest shall be increased to 20% per annum, as of the date of occurrence of such event.”

1.3	Mandatory Prepayment. The following Section 1.12 shall be added to Article 1 of the Promissory Note in the correct order:

1.12 Mandatory Prepayment. Within five (05) days after the day the Maker or any of its subsidiaries incurs in any new indebtedness for borrowed money or issues equity to any person, the Maker shall prepay at least US$500,000 Dollars of the Note in an amount of at least thirty-five percent (35%) of the amounts received as part of such debt or equity transaction, up to the total amount of the Note (the “Mandatory Prepayment”) Notwithstanding the foregoing, in no event shall any amounts raised by the Maker or SMX pursuant to that certain Reciprocal Standby Equity Purchase Agreement, dated as of February 23, 2023, between YA II PN, LTD., a Cayman Islands exempt limited partnership, and Lionheart III Corp, a company incorporated under the laws of the State of Delaware, be subject to this Section 1.12 or be subject to a Mandatory Prepayment.

1.4	Application of Payments to the Holder. The following Section 1.13 shall be added to Article 1 of the Promissory Note in the correct order:

1.13 Application of Payments to the Holder. Except as otherwise provided herein, payments received by the Holder under the Note shall be applied to amounts due to the Holder in the following order of priority: (i) first, upon occurrence and during the continuance of an event of default, to legal costs and expenses incurred by the Holder with respect to the collection or enforcement of the Note in accordance with the terms of the Note; (ii) second, to past due and unpaid interest; (iii) third, to the payment of the Fee (as further defined); and (iv) fourth, to principal of and to any other obligations then due under the Note (or any other Related Transaction Document, as applicable).

Section 2.	Amendment Fees.

2.1	Amendment Fees. Security Matters Limited and SMX (Security Matters) PLC hereby agree to pay to the Holder an amendment fee of up to One Hundred Thousand United States dollars (US$100,000) for the execution of this Amendment, as per the following terms and conditions (the “Fees”):

(a)	In the event the Maker pays under the Note at least US$500,000 on or before June 7, 2023, then the total amount of the Fees due and owing will be Forty Thousand United States dollars (US$40,000) and no more, provided that such Fee shall be paid on or before June 7, 2023;

(b)	In the event the Maker pays under the Note at least US$1,000,000 on or before September 7, 2023, then the total amount of the Fees due and owing will be Sixty Thousand United States dollars (US$60,000) and no more, provided that such Fee shall be paid on or before September 7, 2023;

(c)	In the event the Maker pays under the Note at least US$1,000,000 on or before December 7, 2023, then the total amount of the Fees due and owing will be Eighty Thousand United States dollars (US$80,000) and no more, provided that such Fee shall be paid on or before December 7, 2023; and

(d)	If Maker has not prepaid in full the Note (including any Interest) by December 7, 2023 or has not paid when due the Fees as mentioned in Section 2.1 (a), (b) and (c), then on March 31st, 2024 the Maker shall pay to the Holder, in the aggregate with any other Fees that may have been previously paid, One Hundred Thousand United States dollars (US$100,000) of Fees.

Section 3.	Collateral.

3.1	Security Matters Limited and SMX (Security Matters) PLC hereby agree and confirms to Holder that it shall take, or cause to be taken, all actions required to maintain and to have perfected the Collateral to secure all of their obligations under the Note as amended by this Agreement by no later than March 15, 2023.

Section 4.	Continuing Effect of Note.

4.1	Security Matters Limited and SMX (Security Matters) PLC each hereby ratifies, confirms, and reaffirms all and singular the terms and conditions of the Note, the Promissory Note and the Related Transaction Documents, as amended and modified hereby.

4.2	Security Matters Limited, SMX (Security Matters) PLC and Holder each hereby acknowledges and agrees that the Note and the Related Transaction Documents shall continue to be and shall remain unchanged and in full force and effect in accordance with their respective terms, except as expressly amended and modified by this Amendment. Any terms or conditions contained in this Amendment shall control over any inconsistent terms or conditions in the Promissory Note, the Note or any Related Transaction Documents.

4.3	No Novation. This Amendment evidences solely the amendment of certain specified terms and obligations of the Note and is not a novation or discharge of any of the other obligations of the Maker under the Note. There are no other understandings, express or implied, among the Maker, SMX (Security Matters) PLC and the Holder regarding the subject matter hereof or thereof.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed and delivered as of the Effective Date.

SECURITY MATTERS LIMITED

By:	/s/ Haggai Alon
Name:	Haggai Alon
Title:	Chief Executive Officer

By:	/s/ Amir Bader
Name:	Amir Bader
Title:	Director

Acknowledged and Agreed
SMX (Security Matters) PLC

By:	/s/ Doron Afik
Name:	Doron Afik
Title:	Attorney

Holder:
PMB Partners LP.

By:	/s/ Alberto Morales
Name:	Alberto Morales
Title:	Legal Representative